Exhibit 99.2

BYND CANNASOFT ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023

All dollar amounts are expressed in Canadian dollars unless otherwise indicated

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited, consolidated financial statements and notes thereto of BYND Cannasoft Enterprises Inc. (“BYND Cannasoft” or the “Company”) for the nine month period ended September 30, 2023. The information contained in this MD&A is current to November 14, 2023.

The preparation of the Company’s financial statements are in conformity with International Financial Reporting Standards (“IFRS”) and requires management to make assumptions that affect the reported amounts of assets, liabilities and expenses in addition to the disclosure of contingent liabilities at the date of the financial statements and reporting amounts. The Company bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements that include risks and uncertainties that are disclosed under the section “Risk Management”. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets.

This MD&A contains certain statements that may constitute “forward-looking statements”. Forward-looking statements include but are not limited to, statements regarding future anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, and business and financing plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required.

OUTLOOK

The Company’s primary focus for the foreseeable future will be: (i) the continuation of its current CRM software business, (ii) development of its New Cannabis CRM Platform for the medical cannabis industry, (iii) raising sufficient capital to enable the Company to construct its proposed Cannabis Farm, (iv) the construction and operation of its proposed Cannabis Farm, and (v) development of the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

DESCRIPTION OF BUSINESS

BYND Cannasoft Enterprises Inc. was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

Recent Developments

●	On September 26, 2023 the Company announced that it has signed with Foria, a plant-based sexual wellness company, a Memorandum of Understanding (MOU) outlining plans to form a strategic alliance to enhance the understanding and collaborate on opportunities available in the fast growing female wellness industry. The alliance plans to integrate Foria’s knowledge and experience in the sexual wellness space, along with the brand’s beloved organic botanical and CBD-based products, with the Company’s patent pending EZ-G therapeutic solution device, which utilizes AI to help address women’s health issues. Foria’s team plans to develop oil capsules designed for use in the EZ-G Devices, which leverage proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system. The device is expected to provide users with a personalized experience that meets various needs related to sexual pleasure and potentially address a wide variety of women’s health issues.

●	On July 19, 2023 the Company announced the closing o of a firm commitment underwritten public offering with gross proceeds to the Company of approximately US$2.6 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 1,733,334 common shares at a price to the public of US$1.50 per share. The Company intends to use the net proceeds from this offering primarily for product design and manufacturing, sales and marketing campaigns, patent prosecution and working capital.

●	On February 5, 2023, Cannasoft Pharma Holdings Ltd., has received a Contactless Business License. This license allows us to engage in the Cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance.

●	On September 22, 2022, the Company completed its acquisition of Zigi Carmel Initiatives and Investments Ltd. (“Zigi Carmel”) in consideration for the issuance to Carmel Zigdon of 7,920,000 Common Shares and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company.

Zigi Carmel owns the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female reproductive system. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues. Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

The Company intends to pursue the final registration of the patent and establish a marketing and sales system for the EZ-G device. The Company’s ‘Go to Market’ strategic plan is based on combined B2B and B2C sales.

●	On August 9, 2022, the Company signed an agreement with the Weizmann Institute of Science for the use of the Company’s proprietary Benefit CRM software. Under the terms of the agreement, the Weizmann Institute of Science will use a beta version of the software provided as Software as a Service (SAAS). The beta version will include the Company’s C.R.M. System - Job Management (BENEFIT), as well as a module system (CANNASOFT) for managing cannabis farms and greenhouses. The Company will grant the Weizmann Institute a permit to use the license free of charge for a period of one year, after which the parties will extend the agreement and the Company will be paid the customary rate as of the date of extension of the agreement.

●	On May 26, 2022, the Company’s common shares were approved for listing on the Nasdaq Capital Markets. Trading commenced on Tuesday, May 31, 2022 under the symbol “BCAN”.

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CRM Business

The Company’s fully owned subsidiary BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. Over the last 3 years, BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which will be cloud based and will include many new features and enhancements.

BYND Israel has also developed a new, revolutionary CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).

Medical Cannabis

On October 1, 2020, BYND Israel executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“BYBY”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, BYND Israel would acquire 74% ownership interest in BYBY from its shareholders, in exchange for 54.58% ownership interest in BYND Israel (“BYBY Acquisition”). BYBY owns a primary license for growing medical cannabis granted by the Israeli Ministry of Health and has begun the process of obtaining the necessary permits and approvals to construct a 3.7 acre cannabis farm in southern Israel, to grow and harvest medical cannabis (the “Cannabis Farm”). The BYBY Acquisition transaction was completed on March 29, 2021.

BYND Israel’s long term goal is to leverage its Cannabis Farm business to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to better optimize its New Cannabis CRM Platform to offer stakeholders in the Cannabis industry, a state of the art resource which will enhance their businesses.

The BYBY Acquisition and the Lincoln Business Combination Transaction

In early 2019, BYND Israel entered into discussions with the owners of BYBY, with a view to: (i) combining their respective businesses, (ii) raising the capital necessary to construct the Cannabis Farm, and (iii) listing BYND Israel’s shares for trading on a Canadian stock exchange (the “Listing”). In pursuit of these goals:

●	On April 22, 2019, BYND Israel signed a convertible loan agreement with an investor, who agreed to loan BYND Israel USD$100,000, to be used to pursue the BYBY Acquisition and the Listing;

●	On August 18, 2019, BYND Israel entered into a “document of understanding” with the owners of BYBY, which outlined the basic terms of the BYBY Acquisition;

●	On November 28, 2019, BYND Israel entered into a non-binding letter of intent with Lincoln Acquisitions Corp. (“Lincoln”), setting out the general terms and conditions relating to a proposed transaction wherein Lincoln would:

○	acquire BYND Israel and BYBY from their respective shareholders (the “Business Combination Transactions”); and

○	complete the Listing, by applying to list its shares for trading on the Canadian Securities Exchange (“CSE”);

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●	On December 9, 2019, BYND Israel assisted in the formation of a new British Columbia corporation (“Fundingco”), to be used as a vehicle for raising capital in connection with the BYBY Acquisition and the Listing;

●	On December 16, 2019, BYND Israel entered into a definitive Business Combination Agreement with Lincoln, Fundingco and the shareholders of BYND Israel in connection with the Business Combination Transactions wherein the parties agreed inter alia that:

○	Lincoln and Fundingco would amalgamate to form BYND Cannasoft, and

○	BYND Cannasoft would acquire all of the issued and outstanding shares of BYND Israel (and its 74% owned subsidiary, BYBY);

The Business Combination Transactions were completed on March 29, 2021. Following completion of the Business Combination Transactions, BYND Cannasoft’s primary businesses are now the businesses of BYND Israel and of BYBY.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the nine month period ended September 30, 2023 and 2022 and for the year ended December 31, 2022. The selected financial information set out below has been derived from the Company’s consolidated unaudited quarterly financial statements and accompanying notes and its consolidated audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Nine Month Period Ended September 30, 2023 (CAD$)	Nine Month Period Ended September 30, 2022 (CAD$)	Year Ended December 31, 2022 (CAD$)
Revenues	873,740	890,886	1,123,072
Loss	(3,327,542)	(964,462)	(1,664,684)
Total Assets	49,553,665	44,488,072	49,903,208
Total Liabilities	421,953	448,219	632,509
Working Capital	2,601,644	3,135,692	2,987,975
Shareholders’ Equity	49,131,712	44,039,853	49,270,699
Number of Common Shares Outstanding at period end	39,643,681	37,736,810	37,885,932

RESULTS OF OPERATIONS AND OVERALL PERFORMANCE

A.	OPERATING RESULTS

For the nine month period ended September 30, 2023, the Company recorded net loss of $3,327,542 compared to a net loss of $964,462 in 2022 and had a cash balance as at September 30, 2023 of $2,183,463 (December 31, 2022 - $2,392,871).

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The following provides an overview of the Company’s financial results for the nine month period ended September 30, 2023:

Revenue

●	Revenues during the period were $873,740 as compared to $890,886 for the same period in 2022. This decrease is mainly a result of decreased revenues from cloud hosting services in the amount of $18,822 and decreased revenues from software licenses in the amount of $11,257, partially offset by increased revenues from software development in the amount of $15,432.

●

Approximately 82% of our sales during the period and 85% of our sales for the same period in 2022 were to our largest costumer and as a result, we are highly dependent on this costumer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and a BETA version of the New CRM Platform is available, we believe that we will begin to generate revenues shortly.

●

Development of the Company’ New Cannabis CRM Platform Phase 1 is now complete and is being currently tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform until Q1 2024.

●	Cannasoft’s proposed Cannabis Farm is at a very early stage of development and we do not expect to generate revenues from the sale of cannabis or cannabis infused products until Q2 2024.

Cost of Revenue

●

Cost of Sales for the period amounted to $418,473 as compared to $371,252 for the same period in 2022. This increase is a result of a $36,188 increase in salaries and benefits and a $11,950 increase in software and other expenses.

●	For the nine month period ended September 30, 2023 the Company’s gross margin was 52% as compared to 58% during 2022.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation and Professional Fees

●

For the nine month period ended September 30, 2023, general and administrative expenses increased to $940,445 from $630,269 for the same period in 2022. The increase was mainly due to a $243,537 increase in compensation to senior management and directors.

●	Professional fees increased to $2,514,024 from $909,330 mainly due to a $879,046 increase in Investor relations and Public relations and Digital Media expenses a $173,915 increase in legal fees and a $425,225 increase in the EZ-G product design and management.

●	Consulting and Marketing expenses decreased to $1,791 from $8,030 due to a decrease in consulting expenses in relation to the new Cannabis CRM platform.

●	Depreciation expenses decreased to $9,220 from $26,637 mainly due to the fact that many of the property and equipment of the company is fully depreciated.

●	Share-based compensation expense decreased to $95,464 from $146,581 as most stock options were granted in fiscal year 2021 and the majority of their vesting occurred in 2021 and 2022.

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Other Income (Loss) items

●	Foreign exchange loss was $124,560 compared to a gain of $257,833 mainly due to the weakening of the New Israeli Shekel.
●	Finance expense increased to $15,415 from $9,498 mainly due to an increase in bank charges.

B.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2023, the Company had a cash balance of $2,183,463 (December 31, 2022: $2,392,871).

Item	Nine Month Ended September 30, 2023 (CAD$)	Nine Month Ended September 30, 2022 (CAD$)
Cash used in operating activities	(2,733,932)	(960,777)
Cash used in investing activities	(428,186)	(1,890,458)
Cash provided by financing activities	2,964,366	244,044
Net decrease in cash	(177,752)	(2,607,191)

●	The Company experienced negative cash flows from operating activities during the nine month period ended September 30, 2023 in the amount of $2,733,932, primarily due to its net loss of $3,327,542 and decrease in deferred revenues of $201,210, partially offset by a $252,334 decrease in prepaid expenses and a $90,494 decrease in amount receivables. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity. Nevertheless, it will require additional funds in order to complete the Company’s expansion goals which include, construction of the Cannabis Farm and the development of the EZ-G device.

●	On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

●	On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

●	On September 20, 2022, 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

●	On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares at a price of $4.33 per share.

●	On July 19, 2023 the Company issued 1,733,334 common shares at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of approximately US$2.6 million, before deducting underwriting discounts and other estimated expenses paid by the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

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OUTSTANDING SHARE CAPITAL

Common Shares

Issued & Outstanding as at September 30, 2023	37,643,681

Issued on October 23, 2023 (RSUs)	24,869

Total Issued & Outstanding as at November 14, 2023	39,668,550

Convertible Securities	Exercise Price	Expiry Date
Stock Options	$0.82	March 29, 2026	250,000
Stock Options	$1.22	June 29, 2026	240,000
Stock Options	$2,65	October 26, 2026	115,000
Stock Options	$6.20	June 14, 2027	10,000
Stock Options	$3.82	April 27, 2028	10,000
RSUs	N/A	April 1, 2024	21,925
Stock Options	$1.93	August 8, 2028	90,000
RSUs	N/A	February 11, 2024	10,935
RSUs	N/A	August 8, 2024	13,911

Fully Diluted Share Capital			40,430,321

TRANSACTIONS WITH RELATED PARTIES

During the nine month period ended September 30, 2023, the Company paid management and consulting fees in the amount of $949,177 to its President, CEO, CFO, CTO and two Directors (Mr. Wolkin and Mrs Szabo). During the same period in 2022 the Company paid $977,177 to its President, CEO, CFO, CTO and two Directors (Mr. Wolkin and Mrs Szabo).

As at September 30, 2023, $743 was owed from shareholders of the company (December 31, 2022– $1,002)

As at September 30, 2023, $72,725 was owed to directors of the Company (December 31, 2022– $37,094).

On April 27, 2023, the Company granted 10,000 stock options to a director (Mr. Shirazi), which options are exercisable for 5 years, at an exercise price of $3.82 per share.

On April 27, 2023, the Company granted 43,847 RSU’s to two directors (Mr. Wolkin and Mrs Szabo), the RSUs will vest over one year.

On August 8, 2023, the Company granted 90,000 stock options to three directors (Mr. Wolkin, Mrs Szabo and Mr. Shirazi), which options are exercisable for 5 years, at an exercise price of $1.93 per share.

On August 8, 2023, the Company granted 27,819 RSU’s to two directors (Mr. Wolkin and Mrs Szabo), the RSUs will vest over one year.

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PROPOSED TRANSACTIONS

As of the date of this MD&A, there are no proposed significant transactions involving the Company.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

Financial instruments include cash, amounts receivable and accounts payable and accrued liabilities. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments.

As at September 30, 2023 the Company had $2,894,002 in current assets and $292,358 in current liabilities resulting in a working capital of $2,601,644.

RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of risks. The Company’s Directors approve and monitor the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s exposure to credit risk is the carrying value of cash and amounts receivable.

For amounts due from customers, the Company performs ongoing credit evaluations of its customers, and monitors the receivable balance and the payments made in order to determine if an allowance for estimated credit losses is required. When determining the allowance for estimated credit losses the Company will consider historical experience with the customer, current market and industry conditions and any specific collection issues.

Interest Rate Risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

Foreign Exchange Rate Risk

The Company is exposed to foreign exchange risk as the Company has a surplus of financial assets over financial liabilities denominated in USD as of September 30, 2023, consisting of cash in the sum of $1,919,988. As of September 30, 2023 a 5% depreciation or appreciation of the U.S. dollar against the New Israeli Shekel would have resulted in an approximate $95,999 decrease or increase, respectively, in total pre-tax profit.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Total amount of the Company’s financial liabilities according to the contractual conditions in non-capitalized amounts (including interest payments) as at September 30, 2023 for the next 5 years and over is $322,693. To secure the additional capital necessary to pursue its plans, the Company may have to raise additional funds through equity or debt financing.

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Limited Financial Resources Risk

The Company has limited financial resources and operating revenues and its ability to move forward with its plans to develop its Cannabis Farm are dependent upon management’s success in raising additional capital. Failure to obtain additional financing could result in the delay or indefinite postponement of the development of its Cannabis Farm and the Company may become unable to carry out its stated business objectives.

While the Company has been successful until now, in obtaining financing from the capital markets there can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to pursue its business objectives on favorable terms, or at all. Restrictions on the Company’s ability to finance could have a materially adverse outcome on the Company and its securities, and its ability to continue as a going concern.

Market Risk

The Company’s common shares trade on the Canadian Securities Exchange and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Business Risks relating to our CRM Business

●	Defects or disruptions in our planned cloud-based New CRM Platform and New Cannabis CRM Platform services could diminish demand for our services and subject us to substantial liability.

●	Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	We may in the future be sued by third parties for alleged infringement of their proprietary rights.

●	We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

●	The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

●	We are currently dependent on one of our clients for the majority of current revenues and any changes to that relationship could have a significant impact on future revenues.

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Business Risks relating to our proposed Cannabis Business

●	The Company does not yet have sufficient financial resources to complete construction of the Cannabis Farm and there is no guarantee that we will be able to raise the necessary capital, either through debt or equity financing, or in either case, on favorable terms.

●	Our Cannabis Farm business will be dependent on our obtaining certain licences and certain GSP and GAP good practice certifications, which if not maintained in good standing, may prevent us from being able to carry on or expand our operations.

●	We will face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

●	We will be relying on one key production facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

●	We will rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

●	Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

●	We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

●	We are dependent on the success of our quality control systems, which may fail, and cause a disruption of our business and operations.

●	The success of our branded cannabis products business will depend on the success of the cannabis product candidates we develop. To date, we have not developed any cannabis products, and we do not expect to generate revenue from any cannabis products that we develop until at least Q2 2024.

●	Unfavorable publicity or unfavorable consumer perception of us or cannabis generally may constrain our sales and revenue.

General Business Risks

●	We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

●	We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

●	If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

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Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our operations and limit our ability to manage and market our products, which would lead to a decrease in revenues.

Because most of our operations are conducted in Israel and most of the members of our board of directors, management, as well as a majority of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and other hostile non-state actors. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. As of the date of this md&a, such attacks collectively resulted in over 1,200 deaths and over 2,600 injured people, in addition to the kidnapping of a currently indefinite number of civilians, including women and children. Shortly following the attack, Israel’s security cabinet declared war against Hamas.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. On October 9, 2023, the Central Bank of Israel announced its intent to sell up to $30 billion order to protect the New Israeli Shekel (“NIS”) from collapse, however despite the foregoing announcement the NIS weakened to approximately 3.92 NIS for one US dollar as of the same day. In addition, on October 9, 2023, the Tel Aviv-35 stock index of blue-chip companies dropped by 6.4% whereas the benchmark TA-125 index fell by 6.2%. These events may imply wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct is business, operations and affairs.

It is possible that other terrorist organizations will join the hostilities as well, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank. Our facilities are not only within the range of rockets from the Gaza Strip, but also within the range of rockets that can be fired from Lebanon, Syria or elsewhere in the Middle East. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers in a timely manner to meet our contractual obligations with customers and vendors could be materially and adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

As a result of the Israeli security cabinet’s decision to declare war against Hamas, several hundred thousand Israeli reservists were drafted to perform immediate military service. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called for service in the current war with Hamas as of the date of this md&a, and such persons are expected may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current war or future wars or other armed conflicts may disrupt their operations, in which event our ability to deliver products to customers may be materially and adversely affected.

In addition, popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. Moreover, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products outside of Israel.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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OTHER MATTERS

Legal Proceedings

There are no ongoing legal proceedings of any kind initiated by the Company or by third parties against the Company.

Contingent Liabilities

At the date of MD&A, management was unaware of any outstanding contingent liability relating to the Company’s activities.

Disclosure Controls and Procedures

The Company’s directors and officers are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action.

The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the Company’s directors and officers, of the financial reports, the integrity and reputation of accounting personnel, and candid discussion of those risks.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided by the Company from time to time.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

APPROVAL

The Company’s Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the Financial Statements and the disclosure contained in this MD&A.

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